UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 11, 2026, Turbo Energy, S.A. (the “Company”) and a global institutional investor (the “Purchaser”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such investor an aggregate of 1,000,000 of the Company’s American Depositary Shares (“ADS”), each representing five (5) ordinary shares, par value five cents of euro (€0.05) per share, at a purchase price of $3.25 per ADS in a registered direct offering (the “Offering”), for total aggregate gross proceeds of $3.25 million.

The ADSs are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-291470) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2025, amended on December 11, 2025 and declared effective by the SEC on December 16, 2025. The ADSs issued in the Offering are being offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

The Company engaged A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”) as the Company’s Placement Agent for the Offering pursuant to a Placement Agency Agreement (the “Agency Agreement”) dated as of March 11, 2026. Pursuant to the Agency Agreement, the Company agreed to pay A.G.P. a cash placement fee equal to 7.0% of the gross proceeds of the Offering, and reimburse the Placement Agent up to $50,000 in reasonable documented legal expenses and up to $15,000 in non-accountable expenses.

From March 11, 2026 until sixty (60) days after the closing of this Offering, neither the Company nor any subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, other than the prospectus, and a registration statement on Form S-8 in connection with any employee benefit plan approved by the independent directors of the Company. In addition, from March 11, 2026 until sixty (60) days after the closing of the Offering, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ADSs, ordinary shares or ordinary shares equivalents (or a combination of units thereof) involving a variable rate transaction; provided, however, that ten (10) days after the closing date, the Company shall be permitted to enter into and effect sales pursuant to an at the market offering facility with the Placement Agent and make sales thereunder.

The Offering raised net cash proceeds of approximately $2.96 million (after deducting the placement agent fee and the estimated offering expenses). The Company intends to use the net cash proceeds from the Offering for working capital and general corporate purposes, including fund activities relating to continued innovation of our solar energy storage solutions, geographic expansion initiatives and for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should we choose to pursue any, and collaborations. The Offering was closed on March 13, 2026.

The Placement Agent has required that directors and officers of the Company enter into lock-up agreements pursuant to which these officers and directors have agreed that, without the prior consent of the Placement Agent, they will not, for a period of sixty (60) days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any of our ADSs or ordinary shares or any securities convertible into, or exercisable or exchangeable for, ADSs or ordinary shares.

A copy of form of the Purchase Agreement, the Agency Agreement, the form of lock-up agreement are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, the Agency Agreement and the form of lock-up agreement, are subject to, and qualified in their entirety by, such documents.

On March 12, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Exhibit Number	Description
5.1	Opinion of Auren
10.1	Form of Securities Purchase Agreement, dated March 11, 2026 between the Company and Purchaser
10.2	Placement Agency Agreement, dated March 11, 2026, between the Company and A.G.P./Alliance Global Partners
10.3	Form of Lock-Up Agreement
23.1	Consent of Auren (included as part of Exhibit 5.1)
99.1	Press Release titled “Turbo Energy Announces $3.25 Million Registered Direct Offering with a Single Global Institutional Investor,” dated March 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: March 13, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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